Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People Republic of China

July 7, 2006

H. Yuna Peng
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Winner Medical Group Inc. Amendment No. 4 to Registration Statement on Form SB-2 Filed June 21, 2006 File No. 333-130473

Dear Ms. Peng:

On behalf of Winner Medical Group Inc. (Winner or the Company), we hereby submit Winner’s responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated July 3, 2006, providing the Staff’s comments with respect to the above referenced registration statement (the Registration Statement).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of Winner. References in this letter to “we”, “us” and “our” refer to Winner unless the context indicates otherwise.

Part II
Item 26 Recent Sales of Unregistered Securities

1. We note that you issued 40,800 shares of your common stock to your employees. Please disclose the information required by Item 701 of Regulation S-B.

Winner Response: We do not believe that disclosure of the information required by Item 701 of Regulation S-B is applicable here. The 40,800 shares of our common stock issued to our employees on April 21, 2006 were registered securities pursuant to a Registration Statement on Form S-8 filed with the Commission on April 19, 2006. The information requested by the Staff, as required by Item 701 of Regulation S-B, refers solely to unregistered securities.

Item 28 Undertakings

2. Please include the undertakings required by Items 512(a)(4) and 512(g) of Regulation S-B.

Winner Response: We have revised Item 28 Undertakings to include the undertakings required by Items 512(a)(4) and 512(g) of Regulations S-B.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186 - 755) 28138888 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely, Winner Medical Group Inc. By: /s/ Jianquan Li Jianquan Li Chief Executive Officer